Management’s Discussion and Analysis

SAND Technology Inc.
Management’s Discussion and Analysis

Quarterly Report
As at and for the Three Months Ended October 31, 2011

Management’s Discussion and Analysis

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the unaudited interim condensed Consolidated Financial Statements and related notes to them for the three-month periods ended October 31, 2011and 2010 of SAND Technology Inc. (“SAND” or “Company”). For additional information, readers should refer to SAND Technology Inc.’s Management’s Discussion and Analysis of SAND’s 2011 Annual Report.

Certain statements contained in this discussion are "forward-looking statements" within the meaning of the United States Securities Act of 1934, of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance," "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to the Company on December 21, 2011. For a more detailed discussion of these risks and uncertainties and other business risks, see "Risk factors that may affect future results" below and the Company's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

All figures given in this discussion are in Canadian dollars unless otherwise indicated. SAND reports its unaudited interim condensed consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”).

Management’s Discussion and Analysis

Corporate Profile

SAND is one of the leading sources of business intelligence management information technology. SAND is involved in the design, development, marketing and support of software products and services that deliver usable business information from Big Data. The software products, collectively known as the SAND Analytic Platform, are designed to provide an efficient and cost effective way for business users to make fast and easy inquiries of large data sets without the intervention of specialist information technology professionals.

Our revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. Our plans to achieve profitability in the future will continue to require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development, marketing and the distribution of our products, and generally support our expanding operations.

Quarterly Performance

The following table shows selected consolidated financial information of SAND, excluding the gain on sale of business segment during the three months ended October 31, 2011, for the nine (9) most recently completed quarters. The consolidated financial information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

Three months
ended
Oct. 31, 2011
QUARTERLY RESULTS	Q1

Revenue	$837,724
Quarter-over-quarter variation	-42.5%

Cost of sales and product support	287,746
Quarter-over-quarter variation	-15.7%

Gross margin	65.7%

Total other operating expenses	2,286,538
Quarter-over-quarter variation	12.4%

Profitability
Net income (loss)	(1,736,560)
Quarter-over-quarter variation in net income (loss)	-88.9%
Basic and diluted loss per common share	-0.10

Weighted average number of shares outstanding	19,116,636

	Year ended July 31, 2011				Year ended July 31, 2010
QUARTERLY RESULTS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$1,456,584	$1,002,596 $	2,443,712	$1,968,779	$1,186,041 $	966,654	$1,924,251	$2,485,465
Quarter-over-quarter variation	45.3%	-59.0%	24.1%	66.0%	22.7%	-49.8%	-22.6%	109.6%

Cost of sales and product support	341,155	284,470	283,520	326,184	215,100	331,920	340,533	307,120
Quarter-over-quarter variation	19.9%	0.3%	-13.1%	51.6%	-35.2%	-2.5%	10.9%	42.8%

Gross margin	76.6%	71.6%	88.4%	83.4%	81.9%	65.7%	82.3%	87.6%

Total other operating expenses	2,034,629	2,012,402	2,024,450	1,677,330	944,600	1,809,963	1,611,669	1,747,055
Quarter-over-quarter variation	1.1%	-0.6%	20.7%	77.6%	-47.8%	12.3%	-7.7%	85.0%

Profitability
Net income (loss)	(919,200)	(1,294,276)	135,742	(34,735)	26,341	(1,175,229)	(27,951)	431,290
Quarter-over-quarter variation in net income (loss)	-29.0%	-1053.5%	-490.8%	-231.9%	-102.2%	4104.6%	-106.5%	1537.3%
Basic and diluted loss per common share	-0.05	-0.08	0.01	0.00	0.00	-0.08	0.00	0.03

Weighted average number of shares outstanding	17,009,173	16,204,842	15,889,620	15,889,620	15,467,702	15,071,615	14,688,444	14,318,189

Management’s Discussion and Analysis

These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict future performance of the Company.

Revenues

The following table provides a summary of the revenue growth for the three-month periods ended October 31, 2011, 2010, and 2009:

	Three months	Three months	Three months
	ended	ended	ended
	October 31,	October 31,	October 31,
Revenue - Total and Variation	2011	2010	2009
Revenue
Revenue	$837,724	$1,968,779	$2,485,464
Year-over-year variation	-57.4%	-20.8%	103.1%

Compared to the three months ended October 31, 2010, there was a decrease in our revenues for the three months ended October 31, 2011. Although sales for the first quarter of fiscal 2012 met budget targets, the decrease is attributable to the completion of a higher amount of sales of high value software licenses in Europe during the first quarter of fiscal 2011 than during the first quarter of the current year.

The Company has four geographical segments. The Canadian, United States, European and Australian segments all market the SAND/DNA Product Suite. The following table provides a summary of the revenue growth by geographical segments for the three-month periods ended October 31, 2011, 2010 and 2009:

Management’s Discussion and Analysis

		Canada
	Three months	Three months	Three months
	ended	ended	ended
	October 31,	October 31,	October 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$178,396	$292,665	$420,890
Year-over-year variation	-39.0%	-30.5%	72.1%

		United States
	Three months	Three months	Three months
	ended	ended	ended
	October 31,	October 31,	October 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$115,106	$112,564	$207,680
Year-over-year variation	2.3%	-45.8%	13.1%

		Europe
	Three months	Three months	Three months
	ended	ended	ended
	October 31,	October 31,	October 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$484,879	$1,563,550	$1,856,894
Year-over-year variation	-69.0%	-15.8%	133.3%

		Australia
	Three months	Three months	Three months
	ended	ended	ended
	October 31,	October 31,	October 31,
Revenue - Segment and Variation	2011	2010	2009
Revenue
Revenue	$59,343	$-	$-
Year-over-year variation	100.0%	-	-

In Canada and the United States, sales for the three months ended October 31, 2010 were lower and slightly higher than the previous year’s sales results due to decreased sales opportunities resulting from a sluggish North American economy.

In Europe, sales for the three months ended October 31, 2011 were lower than the previous year’s sales results due to the completion of a higher amount of sales of high value software licenses during the first quarter of fiscal 2011 than during the first quarter of the current year.

Operating Expenses

The following table provides a summary of the operating expenses for the three-month periods ended October 31, 2011, 2010 and 2009:

Management’s Discussion and Analysis

	Three months	Three months	Three months
	ended	ended	ended
	October 31,	October 31,	October 31,
Operating Expenses	2011	2010	2009

Cost of sales and product support	$287,746	$326,184	$307,120
Year-over-year variation	-11.8%	6.2%	-4.4%
Percentage of revenues	34.3%	16.6%	12.4%

Research and development costs, net	456,727	483,758	486,785
Year-over-year variation	-5.6%	-0.6%	-6.8%
Percentage of revenues	54.5%	24.6%	19.6%

Selling, general and administrative expenses	1,267,927	1,037,533	1,174,209
Year-over-year variation	22.2%	-11.6%	-8.1%
Percentage of revenues	151.4%	52.7%	47.2%

a)        Cost of Sales and Product Support

Cost of sales and product support consists mainly of costs related to providing support services and the costs related to the sale of third-party software, including certain license fees and royalties.

During the three months ended October 31, 2011, cost of sales and product support decreased compared to the previous year amount.

b)        Research and Development

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

During the three months ended October 31, 2011, research and development costs remained stable compared to the previous year amount after taking into account the quarterly accrual for research and development tax credits available from the Province of Quebec, Canada.

c)        Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs, promotional activities associated with the selling and marketing of our products and depreciation of capital assets. It excludes foreign exchange gains and losses and interest expense.

During the three months ended October 31, 2011, we reduced our selling, general and administrative expenses by 22.2% when compared to the three months ended October 31, 2010, which itself represented an 11.6% reduction when compared to selling, general and administrative expenses for the three months ended October 31, 2009. Selling, general, and administrative expenses for the first quarter of fiscal 2011 were higher, mainly reflecting a large increase in marketing expenses in an sustained attempt to increase the profile of the company in the marketplace, and to an increase in stock-based compensation reflecting the issuance of stock options to directors, executives and non-management personnel providing the proper incentives internally in the organization. However, the Company still maintains its continued focus on controlling costs by keeping the headcount to an optimal level, spending selectively and effectively and controlling travel and entertainment.

Management’s Discussion and Analysis

Net Income

The following table provides a summary of the net loss for the three-month periods ended October 31, 2011, 2010 and 2009:

	Three months		Three months	Three months
	ended		ended	ended
	October 31,		October 31,	October 31,
Net Income (Loss)	2010		2009	2008

Net Income (Loss) before gain on sale of of discontinued operations	$(1,736,560)		$(24,730)	$431,290
Year-over-year variation	-6922.1%		-105.7%	-143.6%

Gain on sale of discontinued operations	$8,505,838		$-	$-

Net Income (Loss)	$6,769,278	-$	24,730	$431,290
Year-over-year variation	27372.7%		-105.7%	-143.6%

During the three months ended October 31, 2011, our net loss was $1,736,560, before the sale of the Company’s SAP Information Lifecycle Management (ILM) Product Line to Informatica Corporation, on October 4, 2011, for a consideration of U.S.$8,000,000, as compared to net loss of $24,730 during the three months ended October 31, 2010. As a result of the sale transaction, the Company recorded, during the three month period ended October 31, 2011, a gain of $8,505,838 taking into account the full proceeds from the sale that are expected to be recovered, reduced by a small amount of capital assets transferred and legal and personnel expenses incurred. This divestiture ensures the Company’s focus is firmly on Big Data and the rapidly-expanding Analytic Database market. The Company has worked in two discrete markets over the past five (5) years diluting its specialization by trying to focus in two places at the same time. While both areas are in the rapidly expanding Data Warehousing market, the Company focused on delivering both the fastest Analytic Database platform and a product focused on SAP Nearline in the ILM Market. The Company determined that with the rapid expansion of Big Data, it needed to focus all its resources on the Analytic Database platform.

The Company will not have any income taxes to pay on this transaction as it has sufficient income tax loss carryforwards from prior years to offset the gain.

During the three months ended October 31, 2011, the Company incurred a large foreign exchange loss as a result of its significant holding of U.S. cash and a U.S. receivable from the sale of its SAP Information Lifecycle Management (ILM) Product Line. During the three months ended October 31, 2011 and 2010, income (loss) from operations, before foreign exchange and interest expense, was a loss of $1,174,677 and a profit of $121,304, respectively.

Exchange Rates

	Three Months Ended October 31,
Rates of Exchange	2011	2010	2009

At period end - U.S. dollar	$0.9967	$1.0202	$1.0774
Average for the period - U.S. dollar	0.9995	1.0313	1.0750

At period end - U.K. pound	1.6036	1.6321	1.7753
Average for the period - U.K. pound	1.5987	1.6183	1.7575

At period end - Euro	1.3856	1.4155	1.5896
Average for the period - Euro	1.3957	1.3702	1.5638

At period end - AUS	1.0541	1.4155	1.5896
Average for the period - AUS	1.0301	1.3702	1.5638

Management’s Discussion and Analysis

Liquidity and Capital Resources

a)        Financial Condition

Total assets of $8,404,224 as of October 31, 2011 were 279.4% higher than the July 31, 2011 total assets of $2,215,227 and 217.1% higher than the October 31, 2010 total assets of $2,650,193. The October 31, 2011 quarterly increase is mainly attributable to the Cash balance of $2,805,727 as of October 31, 2011 being 246.1% higher than the July 31, 2011 balance of $810,745, to the Accounts Receivable balance of $4,772,147 as of October 31, 2011 being 780.5% higher than the July 31, 2011 balance of $541,959, to the Research and Development tax credits receivable balance of $385,014 as of October 31, 2011 being 42.0% lower than the July 31, 2011 balance of $663,857, to the Prepaid Expenses balance of $199,430 as of October 31, 2011 being 70.0% higher than the July 31, 2011 balance of $117,305, and to the Capital Assets balance of $241,906 as of October 31, 2011 being 197.3% higher than the July 31, 2011 balance of $81,361. The year-over-year increase is attributable to the Cash balance of $2,805,727 as of October 31, 2011 being 190.2% higher than the previous year balance of $966,856, to the Accounts Receivable balance of $4,772,147 as of October 31, 2011 being 540.7% higher than the previous year balance of $744,814, to the Research and Development tax credits receivable balance of $385,014 as of October 31, 2011 being 48.1% lower than the previous year balance of $742,500, to the Prepaid Expenses balance of $199,430 as of October 31, 2011 being 38.1% higher than the previous year balance of $144,445, and to the Capital Assets balance of 241,906 as of October 31, 2011 being 369.0% higher than the previous year balance of $51,578.

The increase in the Cash balance as of October 31, 2011 as compared to July 31, 2011 is mainly attributable to the Company’s sale of its SAP Information Lifecycle Management (ILM) Product Line to Informatica Corporation for a consideration of U.S.$8,000,000. After deductions for earn-out milestones, customers’ consent holdback, an escrow amount relating to representations and warranties and other amounts, the Company received initial proceeds of U.S.$4,172,465. The Company anticipates it will be able to meet all its obligations under the asset purchase agreement governing this transaction to collect the remaining amount due from the sale.

Accounts receivable as of October 31, 2011 of $4,772,147 were significantly higher as compared to the balance as of July 31, 2011 of $541,959 and is mainly the result of a U.S.3,800,000 receivable remaining on Company’s sale of its SAP Information Lifecycle Management (ILM) Product Line.

Research and Development tax credits receivable as of October 31, 2011 decreased compared to the balance as of July 31, 2011 of $663,857 due to a refund received from the Quebec Provincial government pertaining to fiscal year 2010 tax credits.

The increase in Accounts Payable and Accrued Liabilities as of October 31, 2011 as compared to July 31, 2011 is mainly attributable to payments due to contractors with respect to the Company’s new Head Office premises build-out expenditures.

The decrease in Due to Shareholders from July 31, 2011 to October 31, 2011 (short term and long term) is attributable to a significant payment being made to the Company’s former President and Chief Executive Officer from the proceeds of the sale of the SAP Information Lifecycle Management (ILM) Product Line in the amount of $1,329,781.

Deferred revenues as of October 31, 2011 of $1,364,817 (short term and long term) were lower as compared to the balance as of July 31, 2011 of $1,875,927 (short term and long term). The decrease is mainly attributable to an amount of $440,225 relating to the SAP Information Lifecycle Management (ILM) Product Line being written off against the gain on sale of the discontinued business.

As of October 31, 2011, there was a working capital surplus of $5,382,539 as compared to a working capital deficiency of $1,248,354 as of July 31, 2011 and as compared to a working capital deficiency of $967,606 as of October 31, 2010. Working capital deficiency has been calculated as the difference between current assets and current liabilities. The significant improvement in working capital between October 31, 2011 and July 31, 2011 is mainly attributable to the sale of the SAP Information Lifecycle Management (ILM) Product Line to Informatica Corporation for a consideration of U.S.$8,000,000.

Management’s Discussion and Analysis

b)        Cash Flows

The Cash balance as of October 31, 2011 was $2,805,727 as compared to a Cash balance as of July 31, 2011 of $810,745 and as compared to a Cash balance of $966,856 as of October 31, 2010. The increase from July 31, 2011 to October 31, 2011 is attributable to the Company’s sale of its SAP Information Lifecycle Management (ILM) Product Line to Informatica Corporation for a consideration of U.S.$8,000,000.

We generated a negative cash flow of $1,867,638 from operating activities during the three months ended October 31, 2011 as compared to a negative cash flow of $80,466 from operating activities during three months ended October 31, 2010, representing an decrease in cash flow of $1,787,172 in fiscal 2012 as compared to an increase in cash flow from operating activities in fiscal 2010 of $186,527. For the three months ended October 31, 2011, the increase in net income over the three months ended October 31, 2010 of $6,804,013 was offset by the non-cash portion of the gain on sale of discontinued operations and a net increase of $4,623,372 in the balance of Accounts Receivable as at October 31, 2011 as compared to October 31, 2010, by a net decrease of $278,844 in the balance of Research and Development tax credits receivable as at October 31, 2011 as compared to October 31, 2010, by a net increase of $82,768 in the balance of Prepaid Expenses as at October 31, 2011 as compared to October 31, 2010, by a net increase of $241,709 in the balance of Accounts Payable and Accrued Liabilities as at October 31, 2011 as compared to October 31, 2010, and by a net decrease of $531,525 in the balance of Deferred Revenues (short-term and long-term) as at October 31, 2011 as compared to October 31, 2010.

Investing activities, represented by capital expenditures, for the three month period ended October 31, 2011 was $173,008 compared to nil for the three month period ended October 31, 2010.

Financing activities represent funds provided by shareholders and private investors and the issuance of share capital or units. The Company generated a positive cash flow of $3,556,931 from financing activities during the three months ended October 31, 2011 as compared to a positive cash flow of $448,556 from financing activities during the three months ended October 31, 2010, representing an increase of $3,108,375. For the three months ended October 31, 2011, the positive cash flow is mainly attributable to the Company’s sale of its SAP Information Lifecycle Management (ILM) Product Line for initial proceeds of U.S.$4,172,465 and to the completion of a bridge loan financing in the amount of $1,000,000 from a group of investors. The bridge loan has a maturity date of November 30, 2011 with interest at 15% and warrants valued at $500,000 at a price of U.S.$0.50 per warrant. Interest was prepaid from the proceeds of the bridge loan. The bridge loan was repaid in its entirety at the maturity date of November 30, 2011. Also, a significant payment was made to the Company’s former President and Chief Executive Officer from the proceeds of the sale of the SAP Information Lifecycle Management (ILM) Product Line in the amount of $1,329,781. For the three months ended October 31, 2010, the positive cash flow is mainly attributable to additional financing from a shareholder, being the Chief Executive Officer, and private investors in the approximate amount of $448,557.

	As at	As at	As at
	October 31,	July 31,	October 31,
Financial Position	2011	2011	2010

Cash	$2,805,727	$810,745	$966,856
Working Capital surplus (Deficiency)	5,382,539	(1,248,354)	(967,606)
Total assets	8,404,224	2,215,227	2,650,193
Total liabilities	4,485,777	5,110,058	5,110,592
Shareholders' equity deficiency	3,918,447	(2,894,831)	(2,460,399)

Management’s Discussion and Analysis

c)        Long-term debt

As at October 31, 2011, the Company’s long-term debt consisted of the following:

a)

Convertible debentures consisting of 1,114 Units issued as part of a private placement transaction on April 18, 2008. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of U.S.$900, redeemable at the option of the Company if the bid price of the common share has been above $1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at U.S.$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (warrant share) of the Company at a price of U.S.$0.70 per warrant share at any time until the earlier of the close of business day which is either thirty six (36) months from April 18, 2008 or the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. Before the warrants expired on April 18, 2011, certain holders exercised 613,000 warrants and 501,000 warrants expired. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The redemption value of the convertible debentures on the maturity date, December 31, 2017, is U.S.$1,777,944.

b)

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The total amount owing under the loan agreement at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owing to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or
ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, the Company was in default as it did not make its January 1, 2011 installment. However, a Standstill Agreement was signed between the Company and the significant shareholder, effective February 1, 2011, and the default was cured during the three months ended October 31, 2011 as the Company paid the significant shareholder a pro-rata amount of $1,329,781 from the initial proceeds received on the transaction described in Note 13.

As at October 31, 2011, an amount of $567,830 (July 31, 2011 - $1,685,411), including accrued interest of $78,938 (July 31, 2011 - $481,751), was outstanding under the loan agreement.

Management’s Discussion and Analysis

d)        Contractual Commitments

The following table provides a summary of the contractual commitments for the next five years and thereafter:

2012	$314,073
2013	268,030
2014	267,546
2015	222,985
2016	200,704
Thereafter	1,038,165

$2,311,503

e)        Subsequent Events

None

Transactions with Related Parties

1)        Arthur G. Ritchie

(a)

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The total amount owing under the loan agreement at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owing to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

	i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or

	ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, the Company was in default as it did not make its January 1, 2011 installment. However, a Standstill Agreement was signed between the Company and the significant shareholder, effective February 1, 2011, and the default was cured during the three months ended October 31, 2011 as the Company paid the significant shareholder a pro-rata amount of $1,329,781 from the initial proceeds received on the sale of its SAP Information Lifecycle Management (ILM) Product Line.

As at October 31, 2011, an amount of $567,830 (July 31, 2011 - $1,685,411), including accrued interest of $78,938 (July 31, 2011 - $481,751), was outstanding under the loan agreement.

In conjunction with the original loan agreement, the Company also issued 103,061 warrants to the significant shareholder, with each warrant entitling the holder to purchase one class "A" common share of the Company at a price of US$0.44 per share and each warrant being valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the debt and equity components of the shareholder loan. It was determined that the value of the debt component would comprise the entire face value of the loan since the loan had no maturity date. Hence, the value of the equity component was determined to be nil. These warrants expired during the fiscal year 2010.

Management’s Discussion and Analysis

(b)

The Company, effective November 1, 2009, also signed a consulting agreement and a marketing and sales assistance agreement with the former President and Chief Executive Officer. The consulting agreement provides for a fixed payment on the first of each month in the amount of $21,013 and expires on October 31, 2011. Payments made under the consulting agreement during the three months ended October 31, 2011 amounted to $105,065 (three months ended October 31, 2010 - $93,039) with a balance owing at October 31, 2011 of nil. Payments made under the consulting agreement during the year ended July 31, 2011 amounted to $210,130 with a balance owing at July 31, 2011 of $42,026.

(a)

Under the marketing and sales assistance agreement, the Company and the former President and Chief Executive Officer may identify prospective customers for the Company`s products and agree to designate such prospects as a registered opportunity. The marketing and sales assistance agreement provides for the payment of funds based on a percentage of sales proceeds received from a registered opportunity and which were received within a stipulated period following the date of registration of the opportunity. The marketing and sales assistance agreement expired on October 31, 2010. There were no payments made under the marketing and sales assistance agreement during fiscal year 2011 or fiscal year 2010.

(c)

The former President and Chief Executive Officer was entitled, under his previous employment contracts, to bonuses based on the gross revenues resulting from the licensing, sale or other disposition of the Company’s Nucleus software products. The bonuses terminated effective October 31, 2009 when he ceased to be the President and Chief Executive Officer. As at October 31, 2011 and July 31, 2011, bonuses payable amounted to nil and $165,386, respectively.

During fiscal year 2008, an inter-creditor priority agreement was signed between the former President and Chief Executive Officer and significant shareholder and the holders of the secured convertible debentures (collectively the “parties”), at the time when the Company issued the secured convertible debentures described in Note 10. The parties agreed that the sums owing under the secured convertible debentures will be paid by the Company to the convertible debenture holders and a trustee in priority to the sums owed by the Company to the principal shareholder. Specifically, for every $2 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder, representing the repayment of principal only. The inter-creditor priority agreement was amended on October 31, 2009 pursuant to which the parties agreed that the sums owing under the convertible debentures will be paid by the Company to the holders of the convertible debentures pari passu to the sums owing by the Company to the significant shareholder, such that for every $1 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder.

2)	Thomas M. O’Donnell

(a)

During fiscal year 2011 and fiscal year 2010, we obtained various loans from the Chief Executive Officer, who is also a shareholder, in the form of Promissory Notes for a total amount of $341,621 (U.S.$325,000) (2011: $41,728 (U.S.$40,000); 2010: 299,893 (U.S.$285,000)). Under the terms of the Promissory Notes, the amounts are repayable within 30 days of receipt of a written demand from the noteholder. The loans bear interest at 10% and are payable on the last business day of each calendar month. As at July 31, 2010, an amount of $300,893 (U.S.$287,847), including accrued interest of $2,927 (U.S.$2,847), was outstanding on the Promissory Notes. During the year ended July 31, 2011, a private placement was completed which converted the principal value amounting to $341,621 (U.S.$325,000) of the Promissory Notes. As at October 31, 2011, an amount of accrued interest of nil was outstanding (July 31, 2011 - $22,014 (U.S.$23,040)).

Management’s Discussion and Analysis

3)        Private Placements

In May 2007, the Company completed a non-brokered private placement where the Company issued 1,500,000 Common Shares at a price of US$0.40 share for total cash proceeds of $675,795. In addition, the Company issued 750,000 share purchase warrants entitling two shareholders to purchase up to 750,000 shares of the Company at a price of US$0.60 for three years. One of these shareholders is Arthur G. Ritchie, the former Chairman and former President and Chief Executive Officer of the Company.

In April 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received gross proceeds of $1,009,819 (U.S.$1,002,600) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company, representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017 and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of U.S.$0.70 per share. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts.

In November 2009, the Company completed a non-brokered private placement where the Company issued 785,715 units for U.S.$0.70 per unit, for total gross proceeds of $587,835 (U.S.$550,000) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company. Each unit consists of two Class A Common Shares and one warrant to purchase one Class A Common Share for an exercise price of U.S.$0.50 per share.

In March 2011, the Company completed a non-brokered private placement where the Company issued 1,071,432 units for U.S.$0.70 per unit, for total gross proceeds of $775,073 (U.S.$750,000) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company. Each unit consists of two Class A Common Shares and one warrant to purchase one Class A Common Share for an exercise price of U.S.$0.50 per share.

Outstanding Share Data

We are authorized to issue an unlimited number of Class “A” common shares without par value of which 19,116,636 are outstanding as at October 31, 2011. We are also authorized to issue an unlimited number of Class B shares without par value. No class “B” shares have been issued.

On November 6, 2009, the Company received proceeds of U.S.$550,000 (CDN.$587,835) from private investors, including U.S.$150,000 from the current President and Chief Executive Officer, which represented participation in a Non-Brokered Private Placement Subscription Agreement (“Private Placement”) for Units in the Company at a price of U.S.$0.70 per Unit, resulting in the issuance of 785,715 Units in the private placement. Each Unit consists of two Class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. The private placement resulted in the issuance of 1,571,431 common shares and 785,715 warrants of the Company.

On March 17, 2011, the Company received proceeds of $775,073 (U.S.$750,000) from private investors, including $341,621 (U.S.$325,000) from the Chief Executive Officer, which represented participation in a Non-Brokered Private Placement Subscription Agreement (“Private Placement”) for Units in the Company at a price of U.S.$0.70 per Unit, resulting in the issuance of 1,071,432 Units in the private placement. Each Unit consists of two Class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. The private placement resulted in the issuance of 2,142,864 common shares and 1,071,432 warrants of the Company.

We have granted rights to purchase Class “A” common shares to holders of share awards granted on September 30, 2007. The granting of the share awards were conditional upon a period of continued employment service with the Company for 3 years. On September 30, 2010, the share awards issued to certain employees on September 30, 2007 became eligible for issuance following the successful completion of the 3-year employment condition with the Company. At September 30, 2010, as a result of terminations and resignations, there remained 277,500 shares that may be issued under the Share Award Plan. On December 17, 2010, in lieu of issuing common shares for such share awards, the Board of Directors issued 277,500 stock options from the 2010 Stock Incentive Plan.

Management’s Discussion and Analysis

In total, including the above-noted share awards converted into stock options, we have outstanding stock options, as of October 31, 2011, of 3,473,583 to purchase Class “A” common shares, of which 2,568,609 have vested as of October 31, 2011, to holders of stock options pursuant to our stock option plans.

We have also granted rights to purchase a total of 1,857,147 Class “A” common shares to holders of share purchase warrants pursuant to the issuance of a private placement on November 6, 2009, representing 785,715 share purchase warrants and the issuance of a private placement on March 17, 2011, representing 1,071,432 share purchase warrants

A maximum of 2,228,000 Class “A” common shares may be issued upon the conversion of the convertible debenture units issued on April 18, 2008. Also, as at October 31, 2011, 505,013 Class “A” common shares are to be issued representing interest on the convertible debenture units.

Management’s Discussion and Analysis

Unaudited Interim Condensed Consolidated Financial Statements

The interim unaudited condensed consolidated financial statements present the Company’s consolidated balance sheets as at October 31, 2011, July 31, 2011 and August 1, 2010, as well as its statements of consolidated comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows for the three months ended October 31, 2011 and 2010. The financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the accounting policies the Company expects to adopt in its consolidated financial statements for the year ended July 31, 2012. Those accounting policies are based on the IFRS standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) that the Company expects to be applicable as at July 31, 2012. These policies set out below have been consistently applied to all periods presented unless otherwise noted below. They are presented in Canadian dollars, which is the Company’s presentation currency.

As the interim condensed consolidated financial statements represent the Company’s initial presentation of its results and financial position under International Financial Reporting Standards (“IFRS”), they have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. Further, the financial statements have been prepared in accordance with the accounting policies the Company expects to use in its annual financial statements for the year ending July 31, 2012. These policies set out below have been consistently applied to all periods presented unless otherwise noted below.

Until July 31, 2011, the Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) that applied prior to the convergence to IFRS. In preparing the interim condensed consolidated financial statements, management has amended certain recognition and measurement methods to comply with IFRS. The comparative figures for 2011 were restated to reflect these adjustments. The interim condensed consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended July 31, 2011. Further, information considered material to the understanding of the Company’s interim condensed consolidated financial statements and which is normally included in the annual consolidated financial statements prepared in accordance with IFRS is provided in Note 14. Note 14 includes only those notes where the information presented has changed significantly from the information presented in the most recent annual financial statements prepared under Canadian GAAP. For notes where the information has not significantly changed, the current interim condensed financial statements only provide an update of that information.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 14 to the interim condensed consolidated financial statements.

Basis of Measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for financial assets defined under IFRS as assets measured at fair value through profit and loss (“FVTPL”) which are measured at fair value.

Critical Accounting Estimates, Judgements and Assumptions

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make certain critical accounting estimates, judgements and assumptions about the recognition and measurement of assets, liabilities, income and expenses. The carrying amount of assets, liabilities, accruals, provisions, contingent liabilities, other financial obligations, as well as the determination of fair values, reported income and expense in the consolidated financial statements depends on the use of estimates, judgements and assumptions. IFRS also requires management to exercise judgement in the process of applying the Company’s accounting policies. These estimates, judgements and assumptions are based on the circumstances and estimates at the date of the consolidated financial statements and affect the reported amounts of income and expenses during the reporting periods. Given the uncertainty regarding the determination of these factors, actual results may differ from these estimates.

Management’s Discussion and Analysis

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant items impacted by such estimates and judgements are outlined below. The foregoing list is not exhaustive and other items may also be affected by estimates, judgements and assumptions.

Leases
In applying the classification of leases in IAS 17, Leases, management considers its leases of buildings and equipment as operating leases. In some cases, the lease transaction is not always conclusive, and management uses judgement in determining whether the leases is a finance lease agreement that transfers substantially all the risks and rewards incidental to ownership.

Research and development tax credits
The Company’s management monitors whether the recognition requirements for research and development tax credit receivable continue to be met. The Company has made estimates of the recoverable amounts but research and development tax credits must be examined and approved by the tax authorities and the amount allowed may differ from the amount recorded.

Useful lives of depreciable assets
Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Company. The carrying amounts are analysed based on management’s estimates, judgements and assumptions but actual results may vary due to technical obsolescence.

Share-based payments
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the volatility of its own shares, the life of stock options and warrants granted and the time-period of exercise of those stock options and warrants. The model used by the Company is the Black-Scholes valuation model.

Reconciliation of IFRS to U.S. GAAP

Certain IFRS principles, and previously Canadian generally accepted accounting principles (“Canadian GAAP”), used in the consolidated financial statements differ from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A reconciliation is prepared as part of the annual financial statements of the Company only. Reference is made to Note 20 of the most recent annual consolidated financial statements of the Company for the year ended July 31, 2011 for such reconciliation between Canadian GAAP, applied in the preparation of the consolidated financial statements for the year ended July 31, 2011, and U.S. GAAP.

Significant Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the October 31, 2011 unaudited interim condensed consolidated financial statements and are as follows:

Management’s Discussion and Analysis

a)        Basis of Consolidation

The consolidated financial statements include the accounts of the parent Company and its wholly-owned subsidiaries, Sand Technology Deutschland GmbH, located in Germany, Sand Technology Limited, located in the United Kingdom, Sand Technology Ireland Limited, located in Ireland, and Sand Technology Corp. and STSI Licensing, LLC, located in the United States and Sand Technology Pty Ltd, located in Australia.

All subsidiaries have a reporting date identical to that of the parent Company. Amounts reported in the financial statements of the subsidiaries follow the same accounting policies adopted by the parent Company.

All intercompany transactions and accounts have been eliminated on consolidation.

b)        Cash and Cash Equivalents

Cash includes cash on hand and demand deposits. The Company considers all highly liquid investments, with a maturity of three months or less, to be cash equivalents.

c)        Accounts Receivables

Impairment of trade receivables is constantly monitored. Evidence of impairment may occur when the financial difficulties of a debtor become known or payment delays occur. Impairments are based on historical values, observed customer solvency, the aging of trade receivables and customer-specific and industry risks. In addition, the Company reviews external credit ratings as well as bank and trade references when available.

d)        Capital Assets

Capital assets are recorded at cost less accumulated amortization and provisions for write-downs. When the cost of a part of an item of capital assets is significant in relation to the total cost of an item and the items have different useful lives, they are accounted for as separate items (major components) of capital assets.

Amortization is calculated using the straight-line method to write-down the cost to its estimated residual value, with a constant charge over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Research and development equipment	3 years
Leasehold improvements	Lease term of 10 years

Material residual value estimates and estimates of useful life are updated as required, but at least annually, whether or not the asset is revalued.

e)        Impairment of Capital Assets

Assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Assets are assessed at the end of each reporting period to determine if any indication of impairment exists. If any such indication exists, the Company estimates the recoverable amount of the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets. The recoverable amount is the higher of fair value less costs to sell (“FVLCS”) and value in use (“VIU”). Recoverability is measured by comparing the carrying amount of the asset to the higher of its FVLCS and its VIU. VIU is calculated using the estimated discounted future cash flows expected to be generated by the asset. The estimation and discounting of cash flows involves key assumptions that consider all information available on the respective testing date. Management uses its judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro-economic environment and economic trends to model and discount future cash flows. The Company estimates FVLCS based upon current prices for similar assets. If the carrying amount of the asset exceeds its estimated recoverable amount, the difference is recognized as an impairment charge. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.

Management’s Discussion and Analysis

f)        Leased Assets

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease are charged to the consolidated statement of comprehensive income on a straight-line basis over the period of the lease. Related expenses, such as maintenance and insurance, are charged to income as incurred.

g)        Accounts Payable and Accrued Liabilities

Accounts payables are obligations to pay for goods or services that have been acquired in the normal course of business. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Accounts payables and accrued liabilities are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

h)        Basic and Diluted Income (Loss) per Common Share

Basic net income (loss) per share (“Basic EPS”) and is computed by dividing net income (loss) available to common shareholders of the parent company by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is computed by dividing adjusted net income available to common shareholders of the parent company by the weighted average number of common shares outstanding adjusted for the effects of all dilutive common share issuances. Dilutive common share issuances shall be deemed to have been converted into ordinary shares at the beginning of the period.

For the purpose of calculating diluted loss per share, the Company shall assume the exercise of dilutive stock options, warrants, debt conversion and interest expense paid in kind. The assumed proceeds from these instruments shall be regarded as having been received from the issue of common shares at the average market price of common shares during the period. The convertible debenture is antidilutive whenever its interest (net of tax and other changes in income or expense) per common share obtainable on conversion exceeds basic earnings per share. A net loss was reported during the interim period of 2010, and accordingly, in that period, the denominator for the Basic EPS calculation was equal to the weighted average of outstanding shares with no consideration for stock options, warrants, debt conversion and interest paid in kind to acquire shares of the Company's common stock because to do so would have been anti-dilutive.

i)        Income Taxes

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Management’s Discussion and Analysis

j)        Deferred Lease Inducements

Deferred lease inducements are being amortized on a straight-line basis over the term of the lease as a reduction of lease expense.

k)        Convertible Debentures

The component parts of compound financial instruments (convertible debenture) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The conversion option that will be settled by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instruments is classified as an equity instrument.

At the date of issue, the liability component is recognized at fair value, which is estimated using the prevailing market interest rate for similar non-convertible instruments. Subsequently, the liability component is measured at amortized cost using the effective interest method until extinguished upon conversion or at maturity.

The value of the conversion option classified as equity is determined at the date of issue by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This amount is recognized in equity, net of income tax effects, and is not subsequently remeasured. When and if the conversion option is exercised, the equity component of convertible debentures will be transferred to share capital. If the conversion option remains unexercised at the maturity date of the convertible debenture, the equity component of the convertible debentures will be transferred to contributed surplus. No gain or loss is recognised upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible debenture are allocated to the liability and equity components in proportion to the initial carrying amounts. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortised over the lives of the convertible debenture using the effective interest method.

l)        Shareholders’ Equity (Deficiency)

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs

Contributed surplus includes amounts related to stock options and warrants until such equity instruments are exercised in which case the amounts are transferred to share capital. Contributed surplus also includes equity component of convertible debentures when the conversion option remains unexercised at the maturity date of the convertible debentures.

Deficit includes all current and prior period retained profits or losses.

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants, and using the quoted price of existing shares at the time of issuance to determine the fair value of the shares.

m)        Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in currencies other than the functional currency are converted into Canadian dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of recurring revenue and expense transactions. Monetary assets and liabilities are revalued into the functional currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to the in profit or loss. Non-monetary assets and liabilities are recorded in the functional currency using the exchange rate in effect at the date of the transaction and are not revalued for subsequent changes in exchange rates.

Management’s Discussion and Analysis

n)        Revenue Recognition

The Company generates revenues principally through the sale of software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Company’s software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Company’s products.

Revenue from the sale of software licence agreements is recognized upon delivery of the software if persuasive evidence of an arrangement exists, collection is probable and the fee is fixed or determinable. Sale of software is recognised when the Company has transferred to the buyer the significant risk and rewards of ownership of the good supplied. Significant risks and rewards are generally considered to be transferred to the buyer when the customer has taken undisputed delivery of the goods.

Revenues from maintenance services for licences previously sold and implemented are recognized over the term of the contract.

Revenues from sales with extended payment terms are recognized when collectability is reasonably assured.

Revenues from consulting and training services not considered as a part of the implementation of software licences are recognized as the services are provided.

Amounts received in advance of the delivery of products or the performance of services are classified as deferred revenue. Revenues recognized in advance of invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

o)        Share Issuance Costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

p)        Financing and Transaction Costs

Finance costs encompass interest expense on financial liabilities and accretion expense on convertible debentures. Finance costs that are directly attributable to the acquisition of a qualifying asset that necessarily take a substantial period of time to get ready for their intended use are capitalized as part of the cost of that purchase, until such time as the assets are substantially ready for their intended use. Transaction costs, such as legal fees, that are directly attributable to the acquisition of financial assets or incurrence of financial liabilities are recorded directly in profit and loss.

q)        Research and Development Costs

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under IFRS for deferral and amortization. The Company has not deferred any such development costs to date. Related tax credits are recorded in accordance with IAS 20 as a reduction of research and development costs in the year that they are earned. These tax credits are periodically examined by the tax authorities and, as a result of such examinations, the amounts ultimately granted may differ from the amounts recorded.

r)        Share-Based Payments

The Company operates equity-settled share-based payments plans for its eligible executive officers, directors, full-time employees and consultants. None of the company’s plans feature any options for a cash settlement.

Management’s Discussion and Analysis

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure their value indirectly by reference to the fair value of the equity instruments granted.

All equity-settled share-based payments are ultimately recognized as an expense in the profit or loss with a corresponding credit to Contributed surplus, in equity.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting year, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

Company accounts for stock-based compensation in accordance with IFRS 2, “Share-based Payment”, which requires companies to recognize the cost of such awards of equity instruments made to employees, officers and directors, including stock options and share awards related to employee stock purchase plans, on the date of grant using an option valuation model. The value of the award that is ultimately expected to vest is recognized as an expense, using graded vesting, over the requisite service periods, with a corresponding increase in equity. The Company uses the Black-Scholes option valuation model to determine the fair value of the stock-based compensation that it grants to employees and non-employees. The Black-Scholes option valuation model was developed for use in estimating the fair value of short-term traded options that have no vesting restrictions and are fully transferable. The Company is required to make certain assumptions in connection with this determination, the most important of which involves the calculation of volatility with respect to the price of its common stock, dividend yield and expected return. The computation of volatility is intended to produce a volatility value that is representative of the Company’s expectations about the future volatility of the price of its common stock over an expected term. The Company used its share price history to determine volatility and cannot predict how the price of its common shares of common stock will react on the open market in the future. As a result, the volatility value that the Company calculated may differ from the future volatility of the price of its shares of common stock.

For amounts that have been recognized related to options not yet vested that are subsequently forfeited, the amounts recognized as expenses and equity are reversed.

Upon the exercise of stock options, any consideration received and the amounts previously recorded under stock-based compensation, within contributed surplus, are credited to share capital. Upon the issuance of shares resulting from share awards, amounts previously recorded under stock-based compensation, within contributed surplus, are credited to share capital.

s)        Guarantees

In the normal course of its operations, the Company enters into agreements that contain certain features which meet the definition of a guarantee.

Certain agreements with customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Company to compensate a third party for certain damages and losses incurred as a result of third-party intellectual-property claims arising from these agreements.

The nature of these obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such obligations.

Management’s Discussion and Analysis

t)        Financial Assets and Liabilities

Recognition, initial measurement and de-recognition

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:
• loans and receivables
• financial assets at fair value through profit or loss (FVTPL)

All financial assets except for those at FVTPL are subject to review for impairment at least at each reporting date to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below. All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for the impairment of trade receivables which is presented within other expenses.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortised cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash, trade and most other receivables fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Financial assets at FVTPL
Financial assets at FVTPL include financial assets that are either classified as held for trading or that meet certain conditions and are designated at FVTPL upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply. Assets in this category are measured at fair value with gains or losses recognised in profit or loss. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.

Classification and subsequent measurement of financial liabilities

The Company’s financial liabilities include accounts payable and accrued liabilities, except sales tax payable, due to shareholders and convertible debentures. Financial liabilities are measured subsequently at amortised cost using the effective interest method,

(i)           Non-derivative financial assets

Financial Assets	Initial Measurement	Subsequent Measurement
Cash and cash equivalents	Fair value	Amortized cost
Accounts receivable	Fair value	Amortized cost

Management’s Discussion and Analysis

(ii)         Non-derivative financial liabilities

Financial Liabilities	Initial Measurement	Subsequent Measurement
Accounts payable and accrued liabilities	Fair value	Amortized cost
Due to shareholders	Fair value	Amortized cost
Convertible debentures	Fair value	Amortized cost

u)        Fair Value Measurements

The Company determines fair value using a fair value hierarchy that distinguishes between market participant assumptions developed based on market data (observable inputs) obtained from sources independent of the reporting entity, and a reporting entity’s own assumptions (unobservable inputs) about market participant assumptions developed based on the best information available in the circumstances.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the Company’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date, essentially the exit price.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company.

The levels of fair value hierarchy are as follows:

  Level one – Unadjusted quoted market prices in active markets for identical assets or liabilities;
  Level two – Inputs other than level one inputs that are either directly or indirectly observable; and
  Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Level 1 financial instruments are valued based on quoted market prices in active markets. Level 2 financial instruments are valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Changes in Accounting Policies

At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company.

Management anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Financial Instruments
IFRS 9 Financial Instruments (IFRS 9)
The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and de-recognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. The Company’s management have yet to assess the impact of this new standard on the Group’s consolidated financial statements. However, they do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Management’s Discussion and Analysis

Consolidation Standards

A package of consolidation standards are effective for annual periods beginning or after 1 January 2013. Information on these new standards is presented below. The Company’s management have yet to assess the impact of these new and revised standards on the Company’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation – Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

IFRS 13 Fair Value Measurement (IFRS 13)
IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after 1 January 2013. The Company’s management have yet to assess the impact of this new standard.

Business Risks and Critical Accounting Estimates

These remain unchanged from the factors detailed in SAND’s 2011 Annual Report.

Management’s Discussion and Analysis

Outlook

SAND has made a number of operational changes designed to change the way we conduct the business and significantly improve our sales. SAND’s leading technology for data warehousing during this time had few competitors. In the last few years we have seen a number of new vendors enter the space and SAND was not ready from a sales and marketing perspective to compete effectively with them. Our technology has been at the forefront of the market for years but the market was not mature. This has changed and we re-organized ready to exploit this change in the market. SAND’s products are proven for advanced analytics and support extreme data mining, ad hoc analysis and on-line analytic processing. Tens of thousands of users use SAND to mine hundreds of terabytes of data and drive incredibly complex analytics. Our products remain market leading with features like in-database analytics, Text Analytics, and pattern analysis.

The Company will continue to focus on research and development efforts that are key to responding to current changing technology.

The Company will focus on controlling expenses by being cost-conscious but also attempt to improve its sales and marketing performance to generate revenue in local and international markets.

Controls and Procedures

There were no changes in the Company’s internal control over financial reporting identified in connection with the Company evaluation of these controls as of the end of the period covered by this report that could have significantly affected those controls, including any correction action with regard to significant deficiencies and material weakness.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Additional Information

Additional information about SAND may be obtained from the website of the Company at www.sand.com or on SEDAR at www.sedar.com